

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 30, 2009

Mr. David Doft
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

> **RE:** **MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **File No. 1-13718**

Dear Mr. Doft:

We have reviewed your supplemental response letter dated January 13, 2009 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note from your response to prior comment 2 that you are in the process of completing your annual goodwill impairment test as of October 1, 2008. However, it appears to us that there may be other significant events and circumstances, such as declining stock prices and worsening economic conditions, that would have triggered the requirement for you to test goodwill impairment at a later date within the fourth quarter. Tell us what consideration you have given to performing a goodwill impairment test as of a subsequent date.

Mr. David Doft
MDC Partners, Inc.
January 30, 2009
Page 2
<u>Note 2. Significant Accounting Policies, page 47</u>

<u>Put Options, page 53</u>

2.   We note your response to prior comment 3. Since your accounting policy as disclosed at page 53 of your financial statements utilized a comparison between the estimated exercise price and the estimated fair value of the minority interest shares, it appears that you do not consider the shares to be redeemable at fair value. If the redemption prices of the minority interests do not equal or reasonably approximate fair value, we believe that you were required to apply the measurement principles of paragraphs 13-17 of EITF Topic D-98 for all periods presented. Please revise accordingly or advise.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, Jr.

                                        /for/ Larry Spirgel
                                        Assistant Director